

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Nima Ghamsari
Head of Blend
Blend Labs, Inc.
415 Kearny Street
San Francisco, California 94108

Re: Blend Labs, Inc.
Draft Registration Statement on Form S-1
Submitted April 15, 2021
CIK No. 0001855747

Dear Mr. Ghamsari:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted on Form S-1

Prospectus Summary, page 1

1. You describe your product as the "market-leading cloud-based software platform for financial services firms." Please disclose the basis for your characterization that you have a market-leading platform and describe how this leadership is defined or determined. For example, it is not clear whether you are basing this on objective criteria such as market share or on revenues for competing software platforms in your industry.

2. Please disclose whether all partners are currently active in your ecosystem and clarify whether you account for the size of each new partner (e.g., an individual realtor as compared to a large bank) when calculating the year-over-year increase in partners.

3.   Please balance your discussion of your revenue growth by disclosing your net losses for the periods presented.

4.   You state that "our customers included 31 of the top 100 financial services firms in the United States by assets under management and 28 of the top 100 non-bank mortgage lenders by loan volume" and you had 291 customers representing $4.6 trillion in assets under management as of December 31, 2020. Disclose the percentage of revenue earned from these customers and provide an explanation of the significance of customers' assets under management to your business. Also, disclose whether Wells Fargo, U.S. Bank, M&T Bank, Navy Federal Credit Union, Truist, and Primary Residential Mortgage, Inc. are representative of your overall customer base or together represent a material portion of your revenues.

The Offering, page 14

5.   You disclose that the shares of convertible preferred stock will automatically convert into shares of common stock immediately prior to the offering. You also disclose on page F-27 that the convertible preferred stock automatically converts to shares of Class A common stock immediately upon a "Qualified IPO". Please revise here to clarify whether the preferred stock converts to class A common stock and then converts to common stock.

Risk Factors
A large percentage of our revenue..., page 20

6.   Please disclose the percentage of your revenue generated by the group of 18 customers that each generated more than $1 million of revenue in 2020.

We expect to experience significant growth through strategic acquisitions and partnerships..., page 22

7.   We note that you have provided risk factor disclosure about acquisitions generally and have disclosed that those risks may apply to the acquisition of Title365. Please add a discussion of risks related specifically to the acquisition of Title365.

Capitalization, page 71

8.   Please revise your pro forma as adjusted information to give effect to the IPO Option described in adjustment (K) on page 65 and reflect the appropriate amount in accumulated deficit for the share-based compensation that will be recorded for the options which vest upon completion of the IPO.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 80

9. The columns Pro Forma Combined Blend Title365 and Blend Labs, Inc. Pro Forma Results do not sum to the amounts presented. It appears both should reflect a net loss, not net income. Please revise.

10. Please revise to include the pro forma EPS after the IPO conversion transaction as it appears this presentation would provide material information to investors. Refer to Rule 11-01(a)(8) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 86

11. Please describe for us, in greater detail, the nature of adjustment (N) for estimated decreases in rent expenses and how you determined this was an appropriate adjustment. As part of your response, please tell us whether this is a management adjustment. Refer to Rule 11-02(a)(7) of Regulation S-X.

12. Revise to quantify each of the items included in adjustment (R). Also, revise to disclose the rate at which the pro forma adjustments were tax effected.

13. We note that adjustment (R) includes the reversal of Blend's historical deferred tax valuation allowance. Please provide us with your analysis supporting the release of the valuation allowance including the positive and negative evidence considered.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 91

14. You disclose that your customer satisfaction survey in the second half of 2020 resulted in "an overall 'Net Promoter Score' of 66 among surveyed financial services firm customers." Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

Dollar-Based Net Retention Rate, page 92

15. We note that the dollar-based retention rates were "above" 140% as of December 31, 2019 and "above" 160% as of December 31, 2020. In order to provide context, revise to provide the specific rates for each period or tell us why such revision is not warranted.

Key Factors Affecting Our Performance, page 93

16. You disclose that as of December 31, 2020 you had 291 customers including 18 customers generating more than $1 million in annual revenue. Please revise to include such numbers as of December 31, 2019 to provide context to your discussion.

Business
Our Opportunity, page 110

17. Please disclose in greater detail the methodology and assumptions underlying your calculation of your total addressable market and your revenue per transaction by subsector.

Executive Compensation, page 132

18. Please file the employment agreements with Messrs. Ghamsari and Mayopoulos and Ms. Sumner as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 146

19. Please file the agreement with TIAA as an exhibit to your registration statement. Refer to Item 601(b)(ii)(A) of Regulation S-K.

Underwriting, page 167

20. Please disclose the exceptions to the lockup agreements with your officers, directors and existing stockholders.

Notes to Consolidated Financial Statements
Note 12. Stock Option Plan, page F-28

21. Please provide us with a breakdown of all stock-based compensation awards granted in fiscal 2020 and 2021, including the fair value of the common stock used to value each award. To the extent there were any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Note 16. Subsequent Events, page F-36

22. For the Founder option granted in March 2021, revise to disclose the amount of compensation expense to be recorded upon completion of the IPO. Also, disclose the estimated stock-based compensation to be recognized for the other stock option grants awarded subsequent to the most recent balance sheet date. Refer to ASC 855-10-50-2.

General

23. Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Nima Ghamsari
Blend Labs, Inc.
May 11, 2021
Page 5

       You may contact Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Cathy D. Doxsee, Esq.